October 19, 2012

By E-mail

David R. Humphrey,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Capital Product Partners L.P.
Form 20-F for the fiscal year ended December 31, 2011
Filed February 13, 2012
File No. 001-33373

Dear Mr. Humphrey:

On behalf of Capital Product Partners L.P. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of October 15, 2012.

All responses set forth in this letter are those of the Company. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type.

Item 4. Information on the Partnership, page 38

Our Fleet, page 44

1.	On page 47, you indicate that the aggregate carrying value of your vessels, assessed separately, exceeds their aggregate basic charter-free market value by approximately $92.7 million. On an ongoing basis, please discuss this matter on a comparative basis.

David R. Humphrey	- 2 -

R: The Company has reviewed the Staff’s comment and confirms that it will revise future filings accordingly.

Item 5. Operating and Financial Review and Prospects, page 58

Vessel Lives and Impairment, page 72

2.	You state that, in developing estimates of future cash flows, you made assumptions about future charter rates, utilization rates, ship operating expenses, future drydocking costs and the estimated remaining useful life of the vessels. In addition, you state on page 9 that a decrease in the future charter rate and/or market value of our vessels could potentially result in an impairment charge. In this regard, please tell us and expand your disclosure to discuss, in more detail, the material assumptions used in your impairment analysis. Also, since these assumptions appear susceptible to change, please consider including a detailed sensitivity analysis.

R: The Company has reviewed the Staff’s comment and confirms that it will revise future filings accordingly.

3.	You state that assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Please expand this disclosure to discuss the time periods involved in your use of historical trends, and how current charter rates compare to the rates you used in your impairment analysis.

R: The Company has reviewed the Staff’s comment and confirms that it will revise future filings accordingly.

* * * * *

David R. Humphrey	- 3 -

On behalf of the Company and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of the Company’s submission.

If you have any questions relating to the foregoing, please feel free to call me at (212) 558-3445. I may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonj@sullcrom.com. In my absence, please call Vijay S. Iyer at (212) 558-1671. He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com.

Very truly yours,

/s/ Jay Clayton

Jay Clayton

cc:	Juan Migone
(Securities and Exchange Commission)

Ioannis E. Lazaridis
Irina Taka
(Capital Product Partners L.P.)

Analia Kokkoris
Sophie Manolis
(Deloitte Hadjipavlou Sofianos & Cambanis S.A.)

Vijay S. Iyer
Rosita H.Y. Lee
(Sullivan & Cromwell LLP)